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Exhibit 12

Arch Capital Group Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(in thousands, except ratios)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Income before income taxes	$897,653	$304,505	$873,544	$739,893	$285,435
Equity in net (income) loss of investees	(187,835)	166,326	(8,877)	(3,102)	—
Fixed charges	30,074	29,673	27,032	26,386	26,204

Income available for fixed charges	$739,892	$500,504	$891,699	$763,177	$311,639

Fixed charges:
Interest and amortization on indebtedness	24,440	23,838	22,093	22,090	22,504
Estimate of interest component within rental expense net of sublease (income)(1)	5,634	5,835	4,939	4,296	3,700

Total fixed charges	30,074	29,673	27,032	26,386	26,204

Preference dividends	25,844	25,844	25,844	20,655	—

Total fixed charges and preference dividends	55,918	55,517	52,876	47,041	26,204

Ratio of earnings to fixed charges	24.6	16.9	33.0	28.9	11.9

Ratio of earnings to fixed charges and preference dividends	13.2	9.0	16.9	16.2	11.9

(1)
Represents a reasonable approximation of the interest cost component of rental expense net of sublease (income) incurred by the Company.

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  Exhibit 12
Arch Capital Group Ltd. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges and Preference Dividends (in thousands, except ratios)